Filed by Digi International Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934, as amended.

Subject Company: NetSilicon, Inc.
Commission File No.: 0-26761

A Powerful Combination for Growth in Device Connectivity

Joe Dunsmore, Chairman President and CEO
Kris Krishnan, Senior VP and CFO

Safe Harbor Statement



During our discussion, we will make forward-looking statements concerning future results, performance, expectations, or intentions. Actual results, performance, or developments could differ materially from those expressed or implied by these forward-looking statements as a result of known and unknown risks, uncertainties, and other factors including those identified in the Company's Form 10-K and other periodic filings with the Securities and Exchange Commission.

Digi 2001 Highlights

Sales	$124.1 million
Adjusted net income*	$4.961 million
Cash flow (EBTDA)	**$11.4 million**
2 Acquisitions	I/O Networks & Decision Europe
MiLAN Recovery	67% Growth

** Net income excluding amortization of intangible assets acquired in business combinations, restructuring and asset impairment charges, net of taxes and related deferred tax benefits.*

Digi's Strong Balance Sheet



Cash & Marketable Securities
(millions)
$70
$60
$50
$40
$30
$20
$10
$0
$4
$11
$26
$35
$39
$48
$52
$59
$57
$6.2
$54
$50
$56
1st Qtr
2nd Qtr
3rd Qtr
4th Qtr
1st Qtr
2nd Qtr
3rd Qtr
4th Qtr
1st Qtr
2nd Qtr
3rd Qtr
4th Qtr
Cash paid for I/O Networks and Decision Europe

Current Ratio is 5.2 to 1

Positioning Digi for High Growth

F2000 F2001 F2002 F2003

Phase I

Clean-up

- Reorganize Europe
- Clean up MiLAN
- Stop RAS investment
- Retool senior management, sales and engineering positions
- Stabilize business

Phase II

Positioning Digi for Growth

- Acquire Inside Out Networks - USB
- Acquire Decision Europe & Launch Digi One
- Create Connectware category – hardware and software solutions

Phase III

Driving High-Growth Businesses

- Acquire NetSilicon
- Acquire additional niche high growth opportunity businesses
- Develop products using acquired technology

Digi/NetSilicon Overview

	Digi	NetSilicon
NASDAQ Ticker:	DGII	NSIL
Headquarters:	Minnetonka, MN	Waltham, MA
Employees:	423	120
Offices:	CA, TX, IL Germany, Hong Kong China	Germany, Japan Korea
Distribution:	2-tier	OEM
Market:	Share leader (50%+) in Serial & USB connectivity	Leading provider Ethernet micro-processing solutions
Differentiators:	Quality/reliability Technical support	Fastest time-to-market Lowest cost of ownership

Digi/NetSilicon Investment Highlights

- High growth markets focus
  - $50M in FY02 to $150M expected by FY04 (73% annually)
- Market leadership position
- Strong balance sheet and cash position
- Solid mature products base to fuel growth
- "1+1=4" Proposition
  - Complementary
  - Strategic synergies
  - Unique valuation growth opportunity

Digi/NetSilicon Combination Capitalizes on Industry Trends

- Migration of serial devices from direct connect to Ethernet still growing
- Migration from async serial port expansion to USB to serial connectivity in some key verticals
- Wireless connectivity providing flexibility and mobility emerging requirement in key verticals
  - Retail POS, Factory Automation, Hospitality
- Rapid adoption for networked devices (embedded Ethernet)
  - Factory and building control systems, retail POS,
  - Equipment monitoring & control, home automation, etc.
  - Technology enablers include powered Ethernet, low cost, and smaller size form factors
- Networking engineers are scarce… and getting more scarce

Digi Product Samples








Digi One RealPort


PortServer TS 2

NetSilicon-Current Customer's Device Samples


Epson
Hirschmann
Portsmith
Ciprico
Ricoh
WWW.NETSILICON.COM

Digi NetSilicon

Digi/NetSilicon: Long-Term Connectware Product Leadership

Platforms / Products	Digi Position
System on Software	NetSilicon *#1*
USB	Inside Out *#1*
Terminal Server	*#1 or #2*
Device Server	*Entered Q401*
802.11 to Serial/USB	*Entered Q301*
Async Multi-Port Serial I/O	*#1*

Green = Growth Blue = Mature

Trends Drive a Growth Market for Connectware

Digi/NetSilicon

Market Share

- ***2001 approx 15%***
- ***2004 approx 20% (est.)***



Addressable Market
(millions)
$1,200
$1,000
$800
$600
$400
$200
$0
2000
2001
2002
2003
2004
Mature Products
Terminal Servers
Device Server
USB
SOC & SoftWare

Source: Digi estimates based on Gartner Group, May 2000, Competitive 10Q's, PCData, and competitive intelligence

Data Acquisition Example


Fuel Tank
AccelePort Xp
Network Server
Flow Meter
Pipeline
Flow Meter
Digi One
Network Server
Ethernet LAN
Flow Meter
Digi One Embedded
Network Server
Ethernet LAN

Serial Card - Digi

- Serial cables must be run from server to each device.
- Network intelligence (TCP/IP protocol software) resides in server.

Digi One - Xcell

- Device attached to existing Ethernet via Digi One™.
- Network intelligence (TCP/IP) resides in Digi One device server.
- Easy to connect and manage new devices.

Embedded - NetSilicon

- Device attached directly to existing Ethernet, via Net+Works embedded module.
- Network intelligence (TCP/IP) resides in device.
- Inexpensive value-add to devices.

Digi/NetSilicon Strategy

- Develop key vertical markets
- Grow technology lead in value-added integration
- Increase new Connectware product flow rate to end customers and OEMs
- Leverage mature products to maximize cash flow
- Make strategic niche acquisitions and sign strategic partnerships

Device Connectivity Competitive Positioning


More expensive
Large
Serial, USB, &
Embedded
Types of Devices
Inexpensive
Small
Embedded only
NetSilic
$35M
Digi One
Digi-$130M
(approx $100M
Connectware)
Echelon
$50M
Embedded
Low
Port Count
High

Digi/NetSilicon: Differentiating from the Competition

- Full Connectware product scope
  - None have SOC
  - None have integrated offerings

- Full Distribution channel coverage
  - Others are in only one channel

- Brand loyalty in channels

- More than double sales volume and number of dedicated engineers than our key competitors

- Strong position in early-adopter SOC customers

Digi/NetSilicon: Experienced Senior Management

In addition to the senior executives listed below, Digi leverages its strong team of executive managers with deep industry experience.

Senior Manager	Title	Years Experience	Start Date
Joe Dunsmore	Chairman, President & CEO	20	1999
Pete Peterson	Senior VP Business Development	40	1984
Bill Peisel	Chief Technology Officer	30	1987
Kris Krishnan	Senior VP, CFO	23	1999
Bruce Berger	VP NetSilicon	18	2000
Joel Young	VP R&D	15	2000

+15 other top caliber executives

Blue = NetSilicon management

Digi/NetSilicon:
Serving Industry Leaders Worldwide

Digi/NetSilicon Vision



Connectivity Technology Integration Cycle *(Timeline)*
Basic Box
Modifiable Box
Modifiable Board
Network Communications Co-Processor & Software
Single Processor For Network Communications And Applications
Digi Leadership
NetSilicon Leadership

Digi/NetSilicon Will Meet Customers' Needs through the Entire Connectivity Technology Integration Cycle

Digi/NetSilicon
Complementary Strengths Summary

	Technology		Sales		Products					Vertical Markets					
Company	Core Tech. (HW / SW)	End Product (HW / SW)	2-Tier Distribution	OEM Sales	USB	Serial	Terminal Server	Wireless	Embedded	Industrial Automation	Retail POS	Hospitality	Digial Copier & Printer	Building Control	Home Automation
Digi		X	X		X	X	X	X		X	X	X			
NetSilicon	X			X					X	X			X	X	X
Combined	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X

Acquisition Agreement

- Shares of NetSilicon will be exchanged for .65 shares of Digi stock
- Digi to pay a maximum of $15 million in cash, if cash is oversubscribed, cash will be distributed on a pro-rata basis
- NetSilicon shareholders choose either cash, stock or a combination of cash and stock
- Sorrento networks has indicated their approval of the transaction and their desire to receive the maximum amount of cash
- Transaction subject to shareholder approval by both companies
- Transaction expected to close by the end of the second fiscal quarter
- Sorrento restricted in their ability to sell shares after closing of transaction

Financial Review

Digi Financial Highlights

(in millions)	FY01	FY00
Sales	$124.1	$132.5
Net income (loss)	($1.8)	($16.8)
Restructuring, Amortization & Asset write-down	$6.7	$20.4
Adjusted net income*	$4.9	$3.6
Cash flow (EBTDA)	**$11.4**	**$10.4**
EPS*	**$0.32**	**$0.23**
EBTDA per Share	**$0.75**	**$0.68**

** Net income excluding amortization of intangible assets acquired in business combinations, restructuring and asset impairment charges, net of taxes and related deferred tax benefits.*

Key Digi & NetSilicon Financial Statistics

(Millions)	***DIGI Q401*** ***As of 9/30/01***	***NSIL Q201*** ***As of 7/28/01***
Cash	$56.2	$11.3
A/R *(Net)*	$16.2	$3.8
Inventory *(Net)*	$16.8	$5.1
DSOs	56	52
Inventory Turns	3.3	2.4

Strong Cash Position

Digi Cash & Marketable Securities (millions)


$70
$60
$50
$40
$30
$20
$10
$0
$11
$26
$35
$39
$48
$52
$59
$57
$54
$50
$2.3
$56
$47
1st Qtr '9
2nd Qtr '9
3rd Qtr '9
4th Qtr '9
1st Qtr '0
2nd Qtr '0
3rd Qtr '0
4th Qtr '0
1st Qtr '01
2nd Qtr '0
3rd Qtr '0
4th Qtr '01
Post-Close (estima

■ *Cash paid for I/O Networks and Decision Europe*

Current Ratio is 5.2 to 1

NetSilicon Customers in Development Drive Long-term Revenue Ramp

- Ramp from design to shipping = 1 to 2 years
- Ramp from shipping to volume purchases = additional 1 to 3 years
- Example: 50 development customers in 1999 ***only begin*** contributing to revenue from 2001 to 2004



Number of Custom
0
100
200
300
400
500
600
700
50 T
123 T
80
340 T
261
79
500T
375
125
FY 1999A
FY 2000A
FY 2001A
FY 2002E
Customers in Development
Shipping Customers

Growth Markets Forecast
Year over Year Growth



$200
$150
$100
$50
$0
72%
100%
34%
29%
36%
39%
Digi
Combined
2000A
2001A
2002E
2003E
2004E

*Estimated

Competitor Valuation Comps
based on 90 days (6/13-10/24)

	Market Cap Average	*Enterprise Value*	*Enterprise Value/ LTM Sales*
Digi	$123.6M	$81.7M	.6X
NetSilicon	$48.5M	$37.2M	1.1X
Lantronix	$402.2M	$386.8M	7X
Echelon	$818.1M	$696.6M	13.5X

Digi & NetSilicon Synergies

Cost Savings

- Operational
- Administrative
- COGS cost reductions

Revenue Enhancements

- Leveraging NetSilicon's OEM channel with Digi's board (& possibly box) products
- Adding product differentiation by integrating NetSilicon SOC into Digi device servers
- Cross-selling Digi's OEM and direct customers with NetSilicon's SOC solutions (e.g. NCR, Optimal Robotics, Symbol)

Digi/NetSilicon Investment Highlights

- High growth markets focus
  - $50M in FY02 to $150M expected by FY04 (73% annually)
- Market leadership position
- Strong balance sheet and cash position
- Solid mature product lines base to fuel growth
- "1+1=4" Proposition
  - Complementary
  - Strategic synergies
  - Unique valuation growth opportunity